 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

NORTHLAND CABLE PROPERTIES EIGHT LIMITED PARTNERSHIP
(Name of Subject Company)

MPF FLAGSHIP FUND 14, LLC, MPF BLUE RIDGE FUND I, LLC, MPF INCOME FUND 25, LLC, MPF BADGER ACQUISITION CO., LLC, MPF DEWAAY FUND 7, LLC, MPF DEWAAY FUND 8, LLC, MPF DEWAAY FUND 6, LLC, MP VALUE FUND 8, LLC; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

none or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,183,070	$137.35

*	For purposes of calculating the filing fee only. Assumes the purchase of 16,901 Units at a purchase price equal to $70 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $137.35
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: August 17, 2011

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Flagship Fund 14, LLC, MPF Blue Ridge Fund I, LLC, MPF Income Fund 25, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Fund 7, LLC, MPF DeWaay Fund 8, LLC, MPF DeWaay Fund 6, LLC, MP Value Fund 8, LLC (collectively the “Purchasers”) to purchase all Units of limited partnership interest (the “Units”) in Northland Cable Properties Eight Limited Partnership (the “Partnership”), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $70 per Unit, less the amount of any distributions declared or made with respect to the Units between August 17, 2011 (the “Offer Date”) and September 30, 2011 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2011 (the “Offer to Purchase”) and the related Assignment Form.

This Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 166 Units.  Upon completion of the Offer, the Purchasers held an aggregate of approximately 2,352 Units, or approximately 12.3% of the total outstanding Units.  Of the total Units purchased in this tender offer, 44 Units were allocated to MPF Flagship Fund 14, LLC, MPF DeWaay Fund 7, LLC, MPF DeWaay Fund 8, LLC, each, and 34 Units were allocated to MPF Badger Acquisition Co., LLC.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           October 14, 2011

MPF Flagship Fund 14, LLC, MPF Blue Ridge Fund I, LLC, MPF Income Fund 25, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Fund 7, LLC, MPF DeWaay Fund 8, LLC, MPF DeWaay Fund 6, LLC, MP Value Fund 8, LLC
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President